Exhibit 99(a)

8/18/96 - Rev. #2

                               TRAINING DOCUMENTS

Item 1    General Information

Item 2    Telephone Solicitor Comment From Instructions and Sample

Item 3    Telephone Calling Procedures

Item 4    Steps to Vote Proxy

Item 5    Basic Numbers, Flow Chart and Sample Worksheet

Item 6    Benefits of the Merger

Item 7    Customer Benefits

Item 8    Chronology

Item 9    Regulatory Approvals

Item 10   Questions and Answers


Mid American has filed with the Securities and Exchange Commission a proxy statement and other materials relating to the solicitation of proxies against the Proposed Wisconsin Transaction and that proxy statement and the other materials are incorporated herein by reference.

8/18/96 - Rev. #2
Page 1 of 2


                                     GENERAL INFORMATION

1. On September 5, IES shareholders are scheduled to vote on the IES/WPL/Interstate merger which we call the "Wisconsin deal" because WPL is a Wisconsin utility and its deal with IES would include establishing the combined company's headquarters in Wisconsin. Because we are convinced that our proposal offers substantial benefits to MidAmerican and IES, we intend to ask IES shareholders to reject the proposed Wisconsin deal.

        MidAmerican's proxy materials were mailed to IES shareholders on August 19, 1996. We will be contacting shareholders of IES by telephone to urge them to vote AGAINST the Wisconsin deal.

2.      A script is provided as a guideline.  Avoid reading it verbatim.

        A.     Keep calls simple and brief.
        B.     Be positive and friendly.
        C.     Be low pressure.
        D.     Do not be confrontational or argumentative.

3. Be specific in terms of the actions we are asking IES shareholders to take (see STEPS TO VOTE PROXY.)

4. If you are asked questions that you are not comfortable answering, DO NOT GUESS. If you don't know the answer, ask the shareholder for a convenient time for someone to call them back. Make certain that you write down the specific question on the reporting form provided and give it to the Call Center Coordinator.

5. Do not make predictions on future events such as the market price of MidAmerican's or IES' stock, future revenues or profits or dividends (except as discussed in our materials), or the outcome of the IES annual meeting (do not predict victory).

6. Always refer to the BLUE MidAmerican proxy card. The IES proxy card may be green or white. It is likely IES will be mailing additional proxy cards that may be different colors.

7. Encourage IES shareholders to sign, date and return the BLUE MidAmerican proxy card as soon as possible. Early receipt of proxies will help us assess our level of support and only the last proxy received will count.

8/18/96 - Rev. #2


GENERAL INFORMATION - Page 2 of 2

8. Return of the BLUE proxy will not prevent a shareholder from voting in person at the meeting if they are a shareholder of record. However, you should encourage shareholders to vote by proxy card to ensure their vote is properly counted.

        Street name shareholders (shareholders whose stock is held in the name of a bank, broker or other nominee instead of the shareholder) can only vote through their bank, broker or other nominee so they will not be able to vote at the meeting unless they make special arrangements with their bank, broker or other nominee (through the issuance of a "legal proxy"). The issuance of a "legal proxy" is a complex process, and shareholders should be encouraged to simply send their proxy cards back to their bank, broker or other nominee.

                  TELEPHONE SOLICITOR COMMENT FORM INSTRUCTIONS

     1. Forms contain confidential information about shareholders that should not be shared with anyone else.

     2. Forms have been sorted into ZIP code order in descending number of shares.

     3. Review your stack of forms to see if there is any duplication with shareholders' names.

     4.   Print your name on the top of each form as "Solicitor".

     5. Voting Indications (A-H) check the appropriate indication how the shareholder intends to vote.

     6.   Other (I-M):

          I. Deceased - if you are told the shareholder is deceased, politely end the call.

               (Note to callers  only: the list contains only shareholders of record; no one else can vote their shares.)

          J. No answer - note the date and time called. Put the form on the bottom of your stack; try again later. Keep "No Answer" forms at the caller station so a later or earlier shift can try again at a different time.

          K.   Telephone not in service - mark appropriately and turn in form.

          L. Number changed to no listing - mark appropriately and turn in form.

          M. Answering machine - leave message (see telephone calling procedures). Keep separately from other forms.

          (Note to callers: If number has changed, write new number on the form and call that number.)

7.      Mail (N-O):

        N. MidAmerican proxy materials, proxy card and return envelope - indicate if proxy materials were not received and shareholder requested to receive. Verify address with address on top of form and indicate if address is new.

        O.   MidAmerican   Investor  Packet  -  indicate  if  shareholder
             requested packet with annual report, most recent quarterly earnings report, etc. Verify address.

DRAFT 8/18/96 - Rev #3

TELEPHONE SOLICITOR COMMENT FORM INSTRUCTIONS - Page 2 of 2

8.      Comments

        Indicate any appropriate comments.

        If shareholder tells you not to call back, indicate that information.

                           MIDAMERICAN ENERGY COMPANY
                             Registered Shareholders
                        Telephone Solicitor Comment Form

                   Solicitor: _______________________________

Stockholder NAME, ADDRESS & TEL. #                     SHARES




                                Voting Indication

A.  ( )  Mailed or will mail BLUE proxy       E. ( ) Other (Please describe).
         card voting AGAINST the
                     -------
         Wisconsin Transaction.

B.  ( )  Mailed or will mail BLUE card         F. ( ) Undecided.
         voting FOR the Wisconsin Transaction.
                ---

C.  ( )  Mailed or will mail GREEN or          G. ( ) Will not disclose vote.
         WHITE proxy card voting
         AGAINST the Wisconsin Transaction.

D.  ( )  Mailed or will mail GREEN or          H. ( ) Will not vote.
         WHITE proxy card voting FOR
                                ----
         the Wisconsin Transaction.

                                      Other

I.  ( )  Deceased.                             L. ( ) Number changed to no
                                                      listing.

J.  ( )  No answer.                            M. ( ) Answering Machine.

K.  ( )  Telephone not in service.

                                      Mail

N.  ( )  MidAmerican proxy materials,             ( )Same Address

         proxy card and return envelope.          ( )New Address (write below):

O.  ( )  MidAmerican Investor Packet.

                             Comments (use reverse)

                           MIDAMERICAN ENERGY COMPANY
                                  NOBO Holders
                        Telephone Solicitor Comment Form

                   Solicitor: _______________________________

Stockholder NAME, ADDRESS & TEL. #                     SHARES




                                Voting Indication

A.  ( )  Mailed or will mail BLUE proxy        E.( ) Other (Please describe).
         card voting AGAINST the
                     -------
         Wisconsin Transaction.

B.  ( )  Mailed or will mail BLUE card         F.( ) Undecided.
         voting FOR the Wisconsin Transaction.
                ---

C.  ( )  Mailed or will mail GREEN or          G.  ( )  Will not disclose vote.
         WHITE proxy card voting
         AGAINST the Wisconsin Transaction.

D.  ( )  Mailed or will mail GREEN or          H.  ( )  Will not vote.
         WHITE proxy card voting FOR
                                ----
         the Wisconsin Transaction.

                                      Other

I.  ( )  Deceased.                             L. ( )  Number changed to no
                                                       listing.

J.  ( )  No answer.                            M. ( )  Answering Machine.

K.  ( )  Telephone not in service.

                                      Mail

N.  ( )  MidAmerican proxy materials,             ( ) Same Address

         proxy card and return envelope.          ( )New Address (write below):

O.  ( )  MidAmerican Investor Packet.

                             Comments (use reverse)

Broker/Bank: ________________________
Account Rep: ________________________
Account No.: ________________________

                                 TELEPHONE CALLING PROCEDURES


     The following script is provided to be used as a guideline. While it is important to include all of the information, it is also important to speak naturally using a conversational tone. Avoid reading the script verbatim.


"Hello, this is ______________________, an employee (retiree) with MidAmerican Energy and I am calling you from _______________, Iowa, where I work."

"I have volunteered to call IES shareholders about MidAmerican's proposal to merge with IES."


1. "Have you received the BLUE proxy card sent to you by MidAmerican Energy recently?"

        If yes: "Do you have any questions about the MidAmerican proposal?" (Answer from the material provided.)

        If no: Ask if they are a shareholder and provide any necessary information about our merger proposal. (If they are not a shareholder, end the conversation.)


2.      "Could you tell me if you intend to vote AGAINST the Wisconsin deal?"

        If yes: SEE STEPS TO VOTE PROXY. "Can we count on your continued support against the Wisconsin deal?" (Thank them and end the conversation.)

        (Note: We are using the phrase "Wisconsin deal" because WPL is a Wisconsin utility and because its deal with IES would include establishing

8/18/96 - Rev #2

TELEPHONE CALLING PROCEDURES - Page 2 of 3


        the combined company's headquarters in Wisconsin. Explain this to shareholders if they do not understand our use of the term "Wisconsin deal").

2. "Could you tell me if you intend to vote AGAINST the Wisconsin deal?" (continued from page 1)

        If no: "Are you aware that the MidAmerican proposal will provide a 34% increase over the current IES dividend rate and a 25% increase over the dividend rate in the Wisconsin deal? Our exchange ratio also provides a higher stock value based on present stock prices. And we have a $39.00 per share cash option for at least 40% of your shares.

               SEE BENEFITS OF THE MERGER. (If an Iowa shareholder, stress the benefits of building a regional company with headquarters based in Iowa, etc.; otherwise, concentrate on the value of the stock and dividend. Offer to run a comparison using the number of shares they own to highlight the benefits of our proposal.)

        If they still say No: "I would encourage you to take another look at the MidAmerican proposal. The best way to do that is to read the proxy materials that MidAmerican sent you. We believe our offer is still superior to the Wisconsin deal. It provides a higher dividend and greater stock value for IES shareholders. We would urge you to reconsider and change your vote, and to vote AGAINST the Wisconsin deal." (If responsive, proceed to STEPS TO VOTE PROXY. If not responsive, politely end the conversation.)


3.      "Do you have any additional questions?"

        If not, "Thank you for your time and we appreciate your support. We will be calling back to keep you informed of further developments."

        (Note: If caller does not want to be called again, note in comment section on form.)

8/18/96 - Rev #2

TELEPHONE CALLING PROCEDURES - Page 3 of 3

If you reach an answering machine:


"Mr./Mrs./Ms.   _______________________,   this  is  _____________________,   an
employee with MidAmerican Energy calling you from _______________, Iowa, where I work. I'm calling about your vote on the proposed merger with IES and a Wisconsin utility. If you want the opportunity to consider what we at MidAmerican believe is a better offer from our company, please mail the BLUE MidAmerican proxy card right away voting AGAINST the Wisconsin deal. Please remember to SIGN and DATE your proxy card before mailing. If you have questions, call toll-free 1-888-776-4692. Thank you."

8/18/96 - Rev. #1
Page 1 of 2

                                      STEPS TO VOTE PROXY


1. On the BLUE MidAmerican proxy card, vote AGAINST the approval and adoption of the Wisconsin merger.

        Sign, date and promptly mail the BLUE proxy card in the return envelope enclosed with the MidAmerican proxy materials.

        It is very important that you SIGN and DATE the BLUE proxy card; remember only the proxy card with the latest date will be counted.

2. If you have already returned any IES proxy card (could be green or white or other color besides blue), you can change your vote simply by SIGNING, DATING and MAILING the BLUE MidAmerican proxy card (See Step
        1).

3. DO NOT RETURN ANY PROXY CARDS SENT BY IES. IES will likely be sending you additional proxy material. To avoid mistakes, simply discard all IES' proxy cards.

4.      PROXIES MUST BE RECEIVED NO LATER THAN SEPTEMBER
        5TH TO BE COUNTED.

5. When you receive additional material from IES or MidAmerican and have any questions, call us at 1-888-776-4692.


Note to Callers:  If a shareholder  is undecided on how they want to vote, it is perfectly acceptable to abstain from voting by marking the ABSTAIN box. It is also acceptable to vote for election of the IES Board of Directors and still vote against the Wisconsin merger.

8/18/96 - Rev. #1

STEPS TO VOTE PROXY - Page 2


                            Other Voting Instructions

1.      Multiple Accounts

        Shareholders should sign, date and mail a proxy card for each and every separate account maintained whether a registered shareholder, street name shareholder, or both.

2.      Proper Execution of Card

        The proxy card should be signed exactly as the shareholder name appears thereon. When stock is registered in two or more names (joint tenants or tenants-in-common, for example), all registered owners should sign. When signing as an attorney-in-fact, executor, administrator, trustee or guardian, shareholders should sign and give title as such. If a corporation, shareholders should sign in corporate name by the president or other authorized officer (i.e., MidAmerican Energy Company by Stanley
        J. Bright, President and Chief Executive Officer). If a partnership, please sign in partnership name by an authorized person (i.e., MEC, L.P. by Stanley J. Bright, General Partner).

3.      Street Name Holders

        Registered shareholders, those who personally hold their own stock certificates, have the power to directly vote their shares. The situation is different however, for street name holders. When stock is held in street name, through a bank, broker or nominee, generally the bank, broker or nominee votes on behalf of the shareholder, but only after receiving the shareholders' specific voting instructions. Shareholders must sign, date and return the BLUE card to their bank, broker or nominee for their shares to be voted. If a shareholder has multiple street name accounts, they must return a BLUE card for each account.

        Shareholders should also call their broker with voting instructions, but it is preferable that they also return the BLUE proxy card.

        Brokers collect voting instructions from all their clients and issue one card just prior to the meeting with cumulative voting responses from all their clients.

4. Remember, each and every proxy is of importance no matter how few shares are owned.

8/18/96 - Rev. #1
Page 1 of 5



BASIC NUMBERS ASSOCIATED WITH THE TRANSACTION

Price of Stock:

MidAmerican is offering $39 of cash per IES share for up to 40% of the shares and 2.346 shares of MidAmerican stock, with an implied value of $37.83 for each remaining IES shares based on the August 16, 1996 closing price of MidAmerican stock of $16 1/8 (fluctuates based on stock price changes). See below.

MidAmerican closing stock price on 8/16/96 = $16 1/8

        $16 1/8       X     2.346   = $37.83
                           (MidAmerican
                            exchange ratio)

IES shareholders can opt for cash or stock

* If Shareholders holding more than 40% of the outstanding IES shares choose cash, the 40% pool of cash will be prorated among those shareholders choosing cash.

*       If they want cash, they are guaranteed at least 40% cash.

* The stock portion of what you will receive is tax free. The cash portion of what you will receive is taxable like any sale of stock for cash.

"We've been advised we cannot give any more tax information.
You'll need to contact your tax advisor."

8/18/96 - Rev. #1

BASIC NUMBERS ASSOCIATED WITH THE TRANSACTION - Page 2 of 5



Dividend:

Current IES dividend = $2.10
Proposed dividend in the Wisconsin deal = Revised $2.25 (original
                                                           $1.99)
Proposed dividend in the MidAmerican Proposal = $2.82

        The MidAmerican Proposal includes a proforma dividend of $2.82 per IES share. This is a 34% increase over IES's current dividend rate and a 25% increase over the revised Wisconsin deal (the proforma dividend was a 42% increase over the original Wisconsin deal).


        Calculated by:

              $1.20    X             2.346   =        $2.8152 or $2.82
        (Current MidAmerican      (MidAmerican
        dividend)                  exchange ratio)

Our analysis indicates that existing earnings and cash flow will be adequate to fund the dividend at the current level. However, dividends are not guaranteed or promised. NO company can guarantee a dividend in the future.

8/18/96 - Rev. #1

BASIC NUMBERS ASSOCIATED WITH THE TRANSACTION - Page 3 of 5



Value:

IES stock price as of 8/2/96 (before our offer was announced) =$29.75 Value of IES stock in the Wisconsin deal = $36.05* Value of IES stock in the MidAmerican Proposal = $37.83* (stock portion)
           $39.00 (cash portion)
(*Based on 8/16/96 closing prices.)

Examples:

Shareholders with 100 shares of IES stock:

        Current annual IES dividend = $210.00 Annual dividend in the Wisconsin deal = Revised $225.00
               (original $199.00)
        Annual dividend in the MidAmerican Proposal = $282.00

If you own 100 shares of IES stock and opt for 100% stock:

Proposed MidAmerican Dividend

        100 shares IES   X  2.346 =   234.60 shares of MidAmerican stock

        234.6**shares of MidAmerican  X  $1.20  = $281.52 (Proposed annual
                                 (Current MidAmerican     MidAmerican dividend)
                                                          MidAmerican dividend)

(**The 6/10 of a share is a fractional share that would be paid for in cash)

8/18/96 - Rev. #1

BASIC NUMBERS ASSOCIATED WITH THE TRANSACTION - Page 4 of 5


Compared to current IES dividend of $2.10 per share:

100 shares of IES X $2.10  =  $210.00 (current annual IES dividend)

Under the MidAmerican plan, you would receive $71.52 more annually. This represents a 34% greater dividend than your current IES dividend.


Compared to revised Wisconsin deal dividend of $2.25 per share:

100 shares of IES  X  $2.25  =  $225.00 (proposed annual dividend under revised Wisconsin deal)

Under the MidAmerican plan, you would receive $57.00 more annually. This represents a 25% greater dividend than the revised Wisconsin deal dividend.

[The following is an outline presentation of a flowchart for shareholder question regarding cash or stock]

Revision 1
8/19/96
Page 5 of 5


I. Does Shareholder want cash?

   A.  No.

      1. Shareholder will receive 2.346 Shares of MidAmerican stock for each share of IES Industries stock.

      2. End

   B.  Yes.

      1. Do IES shareholders holding more than 40% of IES shares want cash?

         a. No.
            - Shareholder will receive $39 per share of all shares of IES Industries stock.

         b. Yes.
            - Cash distribution will be prorated based upon the number of IES shareholders requesting cash

      2. End

EXAMPLE

50% of IES shareholders choose the cash option, each shareholder selecting the cash option will receive 0.40/0.50 = 80% cash and 20% stock.

% of shares       % of shares       % cash            % stock
wanting           wanting           actually          actually
cash              stock             received*         received
10                90                100%              0%
20                80                100%              0%
30                70                100%              0%
40                60                100%              0%
50                50                80%               20%
60                40                67%               33%
70                30                57%               43%
80                20                50%               50%
90                10                44%               56%
100               0                 40%               60%
*% of cash received by those shareholders wanting to receive cash

8/18/96 - Rev. #1



                                  WORKSHEET

Proposed MidAmerican Dividend


____________________          X     2.346       = __________________
(# shares of IES stock)       (conversion ratio)    (# shares of MEC stock)


____________________          X     $1.20       =  __________________ (A)
(# shares of MEC stock from   (current annual MEC    (MEC annual dividend)
calculation above)            dividend per share)



Compared to current IES dividend:


____________________          X     $2.10       =  __________________ (B)
(# shares of IES stock)       (Current annual IES  (current IES annual dividend)
                              dividend per share)



Compared to proposed dividend under revised Wisconsin deal:


____________________          X     $2.25       =  __________________  (C)
(# shares of IES stock)       (proposed annual     (Proposed annual dividend
                              dividend per share   under revised Wisconsin deal)
                              under revised
                              Wisconsin deal)

Compare:    (A)   Proposed MidAmerican dividend             $______________
            (B)   Current IES dividend                      $______________
            (C)   Proposed dividend                         $______________
                  under revised Wisconsin deal

8/18/96-Rev. #2
Page 1 of 2


                                    BENEFITS OF THE MERGER


                                 BENEFITS FOR IES SHAREHOLDERS

* The MidAmerican proposal remains financially superior to the Wisconsin deal.

* IES shareholders who opt for stock would receive $37.83 per share (based on 8/16/96 MidAmerican closing price) compared to $36.05 under the Wisconsin deal. Those who elect to sell their stock for cash will receive $39.00 for at least 40% of their shares.

* MidAmerican proposal provides IES shareholders with a $2.82 dividend compared to only a $2.25 dividend under the revised Wisconsin deal.

* MidAmerican's exchange ratio provides a higher stock value based on present stock prices.

* Contiguous and overlapping service territories - greater operational efficiency.

* Maintains Iowa headquarters - decisions affecting Iowans remain in Iowa.

*       Estimated $650 million savings over 10 years for combined MEC/IES
        Company.

                                      8/18/96 - Rev. #2

                           BENEFITS OF THE MERGER - Page 2 of 2

                            BENEFITS FOR MIDAMERICAN SHAREHOLDERS

* Positions MidAmerican to be a larger, stronger, more competitive regional energy and communications company operating in Iowa, Nebraska, South Dakota and Illinois.

* Maintains Iowa headquarters - decisions affecting Iowans remain in Iowa.

* Contiguous and overlapping service territories - greater operational efficiency.

*       Estimated $650 million savings over 10 years for combined MEC/IES
        Company.

*       Iowa focused economic development effort.

8/18/96 - Rev. #1
Page 1 of 1


                           WHAT'S IN IT FOR CUSTOMERS


o MidAmerican has proposed stable or declining electric prices for all customers through 2001. MidAmerican's pricing proposal is currently on file for approval by the Iowa Utilities Board. MidAmerican intends to include IES customers in the pricing proposal if it is approved.


o MidAmerican's proposal would result in an Iowa-based company that would have Iowa's best interests in mind.

8/18/96 - Rev. #1
Page 1 of 2

                                   CHRONOLOGY

November 1990           Iowa Resources merged with Midwest Energy to
                        form Midwest Resources.

July 1995               Midwest  Resources  merged  with  Iowa-Illinois to form
                        MidAmerican Energy.

October 3, 1995         Russ Christiansen/Stan  Bright letter to Lee Liu
                        expressing interest in combining companies.

October 6, 1995         Lee Liu responds that IES is not interested.

October 10, 1995        Russ Christiansen/Stan  Bright  letter  again
                        asking IES to discuss merger opportunities.

October 23, 1995        Russ  Christiansen/Stan  Bright  letter sent to
                        Lee Liu outlining a merger proposal.

October 26, 1995        Lee Liu rejected proposal.

November 1995           IES announced merger with WPL and Interstate.

August 1, 1996          August 1993 standstill agreement expired.  The
                        standstill agreement prevented either party from making a proposal to acquire directly or indirectly, each other.

August 4, 1996          Stan Bright  letter  sent to Lee Liu  describing
                        MidAmerican's merger proposal.

August 5, 1996          IES acknowledged MEC proposal - indicated
                        would respond in due course.

8/18/96 - Rev. #1
CHRONOLOGY - Page 2 of 2

August 6, 1996         Filed preliminary proxy material with SEC.

August 9, 1996         Letter from Stan Bright to IES shareholders
                       explaining merger.

August 16, 1996        IES announced  rejection of MidAmerican's
                       merger proposal and announced a revised Wisconsin deal.

August 19, 1996        MidAmerican to mail proxy materials to IES
                       registered shareholders.

September 5, 1996      IES  shareholder  meeting  to vote on the
                       Wisconsin deal. If IES does not receive approval:

                       *    MidAmerican will move forward with its merger

                       * MidAmerican believes that the IES board will heed its shareholders wishes and meet with MidAmerican to give IES shareholders a future opportunity to approve a MidAmerican/IES merger

                      If the Wisconsin deal is approved, IES shareholders will not have the opportunity to approve a MidAmerican/ IES merger.

8/18/96-Rev. #1
Page 1 of 2



                          REQUIRED REGULATORY APPROVALS


Federal           *     Federal Energy Regulatory Commission

State             *     Iowa Utilities Board

                  *     Illinois Commerce Commission

                  (The Wisconsin deal also requires the approval of the Wisconsin Public Service Commission)

Filings will also be made with:

                  *     Federal Trade Commission under the Hart-Scott
                        Rodino Act

                  *     Nuclear Regulatory Commission



MidAmerican has a track record of successfully and quickly completing mergers. We estimate the regulatory process can be completed within 8 to 12 months from the time MidAmerican and IES reach an agreement to merge.

In our last merger, we:

      * obtained most regulatory approvals within 9 months after the announcement

      *     completed the merger in 11 months

8/18/96 - Rev. #1

Required Regulatory Approval - Page 2 of 2


By contrast, more than nine months after announcing the Wisconsin deal, we believe the three companies still have a long way to go in seeking and obtaining regulatory approvals.

      * they withdrew their filing with the Iowa Utilities Board on May 6 and have yet to refile.

      * on July 29, 1996 they amended their Federal Energy Regulatory Commission (FERC) filing, forcing them to essentially start that approval process all over.

      * their filing before the Wisconsin Public Service Commission is not yet set for a hearing.

The Wisconsin deal is a complex three-way, four-state transaction between companies that are not interconnected.

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8/18/96-Rev. #1
Page 1 of 4


                              QUESTIONS AND ANSWER

1.   Q.   Since IES  management  responded  that it doesn't want to even discuss a merger and we have started a proxy solicitation, why do we think it will work?

     A. We believe the MidAmerican proposal remains financially superior to the Wisconsin deal. Our proposal would provide IES shareholders with a significant premium over the consideration they would receive in the Wisconsin deal. We believe that a majority of IES shareholders will want to send their board and management a message that they should meet with MidAmerican. We have successfully planned and implemented our two most recent mergers more quickly, we believe, than any other utility merger within the past several years. We are confident of our ability to successfully complete this merger.

2.    Q.    As a shareholder and an employee, why should I be in favor of the merger?

      A. We believe very strongly that the combination of these two companies will bring greater opportunities to our employees and increased value to our customers and shareholders. Our proposed merger will create a larger company with a regional energy and communications growth strategy starting from an Iowa base. We believe the new company will provide excellent opportunities, right here in Iowa, for employees.


3.    Q.    What is it going to take for the MidAmerican proposal to be successful?

      A. 1. Most important is that IES not obtain the vote of a majority of the outstanding shares for the merger agreement in the Wisconsin deal. No and non-votes will therefore count AGAINST the Wisconsin deal.

           2. If IES fails to obtain the requisite majority, MidAmerican will proceed with our proposal and we believe that the IES board will heed its shareholders' wishes and meet with MidAmerican.

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8/18/96 - Rev. #1

Questions and Answers - Page 2 of 4

4.    Q.    How is MidAmerican going to finance the transaction and where will you get the money?

      A. We expect to finance the cash portion of our proposal by selling non-strategic assets and by using using debt for the remainder. We are confident that there will be no problem in obtaining financing or in servicing the debt with existing cash flows.


5.    Q.    What do you think the stock price or dividend will do?

      A. We cannot speculate on future stock price or dividends. (Redirect question to stock and dividend premium being offered.)


6.    Q.    Can you tell me specific information about my IES stock?

      A.    No, I do not have that information.


7.    Q.    Should I sell my stock?

      A.    We cannot give advice on whether or not to sell stock.


8.    Q.    What do you think earnings will do?

      A. I can't comment on earnings. We expect over $650 million in cost savings for a combined MidAmerican/IES Company in the next 10 years.


9.    Q.    Why is the MidAmerican stock price down?

      A. It isn't unusual in these kinds of transactions for market price movements to occur. We believe most people will evaluate the transaction and will see the benefits to MidAmerican and IES over the long term.


10.   Q.    Will MidAmerican change their name again?

      A.    No.

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8/18/96 - Rev. #1

Questions and Answers - Page 3 of 4




11.   Q.    Do MidAmerican shareholders have to exchange their stock?

      A.    No.


12.   Q.    What tax implications are there?

      A. If you opt for cash, which is the equivalent of selling your stock, it will be taxable just like selling any stock for cash would be. If you opt for stock, it is non-taxable. Beyond that, you will need to consult your tax advisor.


13.   Q.    Why is IES included, but Interstate is not?

      A. Our proposal only includes IES. We believe combining with IES is a strategic merger as we strive to become a regional energy and communications company.


14.   Q.    Why is IES expressing concerns about the MidAmerican proposal?

      A. IES management has not communicated directly with us. We can't speak for IES management.


15.   Q.    Please respond to newspaper reports that say the proposed merger will result in the loss of jobs at MidAmerican and IES.

      A. Both the Wisconsin deal and our proposal will lead to employment reductions. MidAmerican Energy and IES together currently employ approximately 6,237 persons. Our preliminary estimate of savings from the merger includes a workforce reduction of approximately 450 positions from the current combined employment level compare to a reductio of 750 positions in the Wisconsin deal. Under the MidAmerican proposal that adjustment would be accomplished primarily through normal attrition and other voluntary programs such as early retirement and would be dispersed throughout the service areas. We do not anticipate that layoffs will be required in the proposed merged companies. We believe that the merged company will be a strong competitor and a company that will provide excellent employment opportunities.

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8/18/96 - Rev. #1

Questions and Answers - Page 4 of 4

16. Q. What about the $40 million breakup fee that IES will pay if they don't proceed with the Wisconsin deal?

    A. The breakup fee is factored into our proposal, but we are reviewing the fee.